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03051997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

NOV 28 2003

208

SEC FILE NUMBER
8-42071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2002 (MM/DD/YY) AND ENDING 09/30/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raymond James Ltd (USA), Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 King Street West - Suite 5300
(No. and Street)

Toronto	Ontario, Canada	M5H 3Y2
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John B. van Koll — (604) 654-6572
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP, Chartered Accountants (Mr. Brian Atkins)
(Name – *if individual, state last, first, middle name*)

777 Dunsmuir St., P.O. Box 10426, Pacific Centre,	Vancouver,	BC, Canada	V7Y 1K3
(Address)	(City)	(State)	(Zip Code)

PROCESSED
FEB 02 2004
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John B. van Koll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raymond James Ltd (USA), Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions



Signature

President & C.F.O.

Title



Notary Public

November 26, 2003

Deborah A. Armour
Barrister & Solicitor
1000 - 601 W. Hastings St
Vancouver, BC V6B 5E2
604.654.7254

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Schedules
(Expressed in United States dollars)

RAYMOND JAMES LTD (USA), INC.

Years ended September 30, 2003 and 2002



KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Telefax (604) 691-3031
www.kpmg.ca

AUDITORS' REPORT TO THE STOCKHOLDER

We have audited the accompanying statements of financial condition of Raymond James Ltd (USA), Inc. as at September 30, 2003 and 2002 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended respectively, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at September 30, 2003 and 2002 and the results of its operations, the changes in stockholder's equity and its cash flows for the years respectively, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants

Vancouver, Canada
November 16, 2003



RAYMOND JAMES LTD (USA), INC.

Statements of Financial Condition
(Expressed in United States dollars)

Years ended September 30, 2003 and 2002

	2003	2002
Assets		
Cash and term deposits	$ 483,718	$ 739,408
Deposits in compliance with reserve requirements (note 3)	539,673	289,673
Clients and brokers receivable (note 7)	190,002	55,403
Interest receivable	98	227
Due from related party (note 7)	111,660	9,187
Clearing deposit (note 4)	50,000	50,000
Investment (note 5)	18,900	18,900
	$ 1,394,051	$ 1,162,798
Liabilities and Stockholders' Equity		
Clients and brokers payable (note 7)	$ 189,992	$ 54,948
Other payables	125,750	119,170
Due to related party (note 7)	1,304	6
	317,046	174,124
Stockholders' equity:		
Share capital (note 6)	45,000	45,000
Retained earnings	1,032,005	943,674
	1,077,005	988,674
	$ 1,394,051	$ 1,162,798

See accompanying notes to financial statements.

RAYMOND JAMES LTD (USA), INC.

Statements of Operations
(Expressed in United States dollars)

Years ended September 30, 2003 and 2002

	2003	2002
Revenue:		
Net commission income (note 7)	$ 144,095	$ 173,949
Interest income	5,607	6,665
Earnings before income taxes	149,702	180,614
Income taxes	61,371	63,309
Net earnings	$ 88,331	$ 117,305

See accompanying notes to financial statements.

Statement of Changes in Stockholder's Equity
(Expressed in United States dollars)

Year ended September 30, 2003

	Common shares	Retained earnings	Total
Balance, October 1, 2001	$ 45,000	$ 826,369	$ 871,369
Net earnings - year ended September 30, 2002	-	117,305	117,305
Balance, September 30, 2002	45,000	943,674	988,674
Net earnings - year ended September 30, 2003	-	88,331	88,331
Balance, September 30, 2003	$ 45,000	$ 1,032,005	$ 1,077,005

See accompanying notes to financial statements.

RAYMOND JAMES LTD (USA), INC.

Statements of Cash Flows
(Expressed in United States dollars)

Years ended September 30, 2003 and 2002

	2003	2002
Cash provided by (used in):		
Operations:		
Net earnings	$ 88,331	$ 117,305
Change in non-cash operating working capital (note 9)	(344,021)	12,859
Increase (decrease) in cash and cash equivalents	(255,690)	130,164
Cash and cash equivalents, beginning of year	739,408	609,244
Cash and cash equivalents, end of year	$ 483,718	$ 739,408
Cash and cash equivalents consist of:		
Cash	$ 152,186	$ 410,335
Term deposits	331,532	329,073
	$ 483,718	$ 739,408

Supplemental cash flow information (note 9)

See accompanying notes to financial statements.

1. Operations:

Raymond James Ltd (USA), Inc. (the "Company") is incorporated under the laws of the State of New York, U.S.A. The Company is registered as a broker in the United States of America and is a wholly owned subsidiary of Raymond James Ltd., a Canadian registered investment dealer and member of the Investment Dealers Association of Canada, the Canadian Investor Protection Fund, the Toronto Stock Exchange, the TSX Venture Exchange and the Montreal Stock Exchange.

The Company is a broker-dealer registered with the United States Securities and Exchange Commission and is a member of the National Association of Securities Dealers Inc., and the Securities Investor Protection Corporation.

2. Significant accounting policies:

(a) Financial statement presentation:

The financial statements are presented in accordance with United States of America generally accepted accounting principles.

(b) Revenue recognition:

The Company records its security transactions on a settlement date basis. The revenue recognized on this basis is not materially different from that which would be recognized on a trade date basis.

(c) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(d) Income taxes:

The Company follows the asset and liability method in accounting for income taxes as prescribed by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("FAS 109"). FAS 109 requires the recording of deferred assets and liabilities to recognize the expected future tax consequences of events that have been reflected in the Company's financial statements or tax returns and the adjustment of deferred tax balances to reflect tax rate changes. As at September 30, 2003 and 2002, the Company's tax basis in its assets and liabilities was equal to its financial statement basis amounts for such assets and liabilities.

(e) Cash and cash equivalents:

Cash equivalents are investments that are held for less than 90 days and are readily convertible into known amounts of cash.

(Expressed in United States dollars)

2. Significant accounting policies (continued):

(f) Financial instruments:

The carrying value of cash and term deposits, deposits in compliance with reserve requirements, clients and brokers receivable, interest receivable, due to/from related party, clearing deposit, investments, clients and brokers payable and other payables approximate their carrying value due to the short-term maturities of these instruments.

3. Deposits in compliance with reserve requirements:

The deposit of $539,673 cash at September 30, 2003 (2002 - $289,673 in cash) is held in compliance with reserve requirements. The amount required to be held on deposit under the reserve computation is $126,047 (2002 - $1,207), and is restricted.

4. Clearing deposit:

The Company introduces retail client accounts on a fully disclosed basis to Raymond James Financial Services Inc. ("RJFS"), a related party and earns revenues from activities in those accounts. The clearing and depository operations for the Company's retail client accounts are performed by its clearing broker pursuant to a clearing agreement. No clearing deposit is required by RJFS.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their transactions.

In calendar 2002, the Company transferred the clearing for the majority of retail client accounts to RJFS from another clearing corporation. That clearing corporation holds a deposit under the agreement of $50,000 (2002 - $50,000).

5. Investment:

	Cost	Market value
The Nasdaq Stock Market, Inc.		
1,200 shares	$ 15,600	$ 15,600
300 warrants	3,300	3,300
	$ 18,900	$ 18,900

(Expressed in United States dollars)

6. Capital stock:

Authorized:
200 voting common shares without par value

	2003	2002
Issued:		
180 common shares	$ 45,000	$ 45,000

7. Related party transactions:

Pursuant to agreements dated January 30, 1992 and December 19, 1990 between the Company and its parent Raymond James Ltd. ("RJL"), all securities and cash settlements with institutional clients, accounting, record keeping and regulatory processing and reporting services are provided to the Company by RJL. In consideration for these services, any commissions earned by the Company are allocated between the Company and RJL. Accordingly, the Company records its commission income on a net basis and records no operating costs other than income taxes and interest expense. RJL agrees to guarantee and assumes any and all liabilities for all trades of the Company once the trades have been confirmed by RJL.

During the year ended September 30, 2003, commissions of $1,296,855 (2002 - $1,565,541) were paid to RJL. As at September 30, 2003, the Company has a $111,660 (2002 - $9,187) receivable from RJL and an amount payable to RJL of $6 (2002- $6). In addition, clients and brokers receivable include amounts due from RJL of $5,414 (2002 -$55,403). Clients and brokers payable include amounts due to RJL of $184,584 (2002 - nil).

Pursuant to an agreement dated February 5, 2003 between Raymond James Ltd (USA), Inc. and Raymond James Financial Services Inc. ("RJFS") all clearing of retail client securities transactions and client account maintenance services are performed by RJFS. RJFS, a United States company is owned by Raymond James Financial, Inc., the ultimate parent company of RJL. During the year ended September 30, 2003 fees of $23,030 were retained by RJFS (2002 - $3,875). As at September 30, 2003, the Company has a $1,298 (2002 – nil) payable to RJFS.

8. Net capital requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that the minimum net capital shall be the greater of $250,000 or 2% aggregate debit items pursuant to Rule 15c3-3. At September 30, 2003, the Company had net capital pursuant to Rule 15c3-3 of $887,800 (2002 - $960,360) which was $637,800 (2002 - $710,360) in excess of its net capital requirement of $250,000 (2002 - $250,000).

(Expressed in United States dollars)

9. Supplemental cash flow information:

	2003	2002
Change in non-cash operating working capital:		
Deposit in compliance with reserve requirements	$ (250,000)	$ (1)
Client and brokers, net	445	(281)
Interest receivable	129	318
Due to/from parent, net	(101,175)	(1,459)
Clearing deposit	-	50,000
Income taxes	6,580	(35,718)
	$ (344,021)	$ 12,859
Supplementary information:		
Taxes paid	$ 54,940	$ 99,491

10. Liabilities subordinated to the claims of general creditors:

As at and during the years ended September 30, 2003 and 2002 the Company had no liabilities which were subordinated to the claims of general creditors.

RAYMOND JAMES LTD (USA), INC.

Computation of Net Capital Pursuant to SEC Rule 15c3-1
(Expressed in United States dollars)

Schedule 1

Years ended September 30, 2003 and 2002

	2003	2002
Total capital:		
Total ownership equity	$ 1,077,005	$ 988,674
Deductions:		
Non-allowable assets:		
Due from related party, net	110,356	9,187
Interest receivable and investment	18,998	19,127
Aged fail to deliver haircut	59,844	-
Total deductions	189,198	28,314
Net capital	887,807	960,360
Minimum net capital required	250,000	250,000
Excess net capital	$ 637,807	$ 710,360

The above computation differs from the unaudited computation the Company filed on its Focus II. Net capital and excess net capital reported in the Focus II are overstated by $8,400. This overstatement in the unaudited Focus II results from an additional accrual for income taxes.

RAYMOND JAMES LTD (USA), INC.

Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 Schedule 2
(Expressed in United States dollars)

Years ended September 30, 2003 and 2002

As at September 30, 2003, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. Under Rule 15c3-3, the excess of total credits over total debits was $126,047 (2002 - $1,207). Therefore, the minimum reserve required under 15c3-3 as at September 30, 2003 is $126,047 (2002 - $1,207). As at September 30, 2003, the Company had $539,673 (2002 - $289,673) in cash on deposit in compliance with reserve requirements.

The above computation does not differ materially from the computation the Company filed on its Focus II.



KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Telefax (604) 691-3031
www.kpmg.ca

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC 17A-5

To the Directors of Raymond James Ltd (USA), Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Raymond James Ltd (USA), Inc., for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve requirements required by Rule 15c3-3; and (2) in complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.



Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters with internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants

Vancouver, Canada

November 16, 2003